***************************************************************************
*                                                                         *
* AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 17, 1994 *
*                                                                         *
***************************************************************************


                                               REGISTRATION NO. 33-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                             CARDINAL HEALTH, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             OHIO                                                       31-0958666
(STATE OR OTHER JURISDICTION OF                               (I.R.S. EMPLOYER IDENTIFICATION
         INCORPORATION)                                                    NO.)
                                655 METRO PLACE SOUTH, SUITE
                                             925
                                     DUBLIN, OHIO 43017
                                       (614) 761-8700

  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                           ROBERT D. WALTER, CHAIRMAN
                        655 METRO PLACE SOUTH, SUITE 925
                               DUBLIN, OHIO 43017
                                 (614) 761-8700
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                            ------------------------

                                   Copies to:

       R. STEVEN KESTNER               DANIEL A. NEFF              JOHN J. MCCARTHY, JR.
       BAKER & HOSTETLER       WACHTELL, LIPTON, ROSEN & KATZ      DAVIS POLK & WARDWELL
   3200 NATIONAL CITY CENTER         51 WEST 52ND STREET           450 LEXINGTON AVENUE
     CLEVELAND, OHIO 44114        NEW YORK, NEW YORK 10019       NEW YORK, NEW YORK 10017
        (216) 621-0200                 (212) 403-1000                 (212) 450-4000

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

                            ------------------------

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

                        CALCULATION OF REGISTRATION FEE
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
                                                                      PROPOSED
                                                       PROPOSED        MAXIMUM
                                                        MAXIMUM       AGGREGATE      AMOUNT OF
TITLE OF EACH CLASS OF               AMOUNT TO BE   OFFERING PRICE    OFFERING     REGISTRATION
  SECURITIES TO BE REGISTERED        REGISTERED(1)   PER SHARE(2)     PRICE(2)          FEE
- -------------------------------------------------------------------------------------------------
Common Shares, without par value... 6,037,500 shares     $38.50     $232,443,750      $80,154
- -------------------------------------------------------------------------------------------------

(1) Includes 787,500 Common Shares being registered in connection with an overallotment option granted to the U.S. Underwriters.
(2) Estimated solely for the purpose of computing the registration fee pursuant to rule 457(c).

                            ------------------------

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                EXPLANATORY NOTE

     This Registration Statement contains two forms of prospectus: one to be used in connection with an offering in the United States and Canada (the "U.S. Prospectus") and one to be used in connection with a concurrent international offering outside the United States and Canada (the "International Prospectus"). The U.S. Prospectus and the International Prospectus are identical except for the front and back cover pages. The U.S. Prospectus is included herein and is followed by the alternate front and back cover pages to be used in the International Prospectus. Each of the pages for the International Prospectus included herein is labelled "Alternate Page for International Prospectus."

***************************************************************************
*                 SUBJECT TO COMPLETION, DATED AUGUST 17, 1994            *
*                                                                         *
*  INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A  *
*  REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED     *
*  WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT  *
*  BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE        *
*  REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT    *
*  CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY     *
*  NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH  *
*  SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO            *
*  REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH    *
*  STATE.                                                                 *
*                                                                         *
***************************************************************************

PROSPECTUS
                                5,250,000 SHARES

                                     [LOGO]

                                 COMMON SHARES
                               ------------------
     Of the 5,250,000 Common Shares offered hereby, 1,600,000 are being sold by Cardinal Health, Inc. ("Cardinal" or the "Company") and 3,650,000 are being sold by certain shareholders of the Company (the "Selling Shareholders"). See "Selling Shareholders." The Company will not receive any of the proceeds from the sale of Common Shares by the Selling Shareholders. Of the 5,250,000 Common Shares offered hereby, 4,250,000 are being offered hereby in the United States and Canada (the "U.S. Offering") by the U.S. Underwriters (as defined herein) and 1,000,000 are being offered in a concurrent international offering (the "International Offering" and, together with the U.S. Offering, the "Combined Offering") outside of the United States and Canada by the Managers (as defined herein). See "Underwriting."

     Application has been made to list the Common Shares on the New York Stock Exchange under the symbol "CAH." Currently, the Common Shares are quoted on the Nasdaq National Market under the symbol "CDIC." On August 16, 1994, the last reported sale price for the Company's Common Shares on the Nasdaq National Market was $38.75 per share.
                               ------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
       THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
           SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
               ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                      TO THE CONTRARY IS A CRIMINAL OFFENSE.

=========================================================================================================
                                                         UNDERWRITING                      PROCEEDS TO
                                          PRICE TO      DISCOUNTS AND     PROCEEDS TO        SELLING
                                           PUBLIC       COMMISSIONS(1)     COMPANY(2)      SHAREHOLDERS
- ---------------------------------------------------------------------------------------------------------
Per Share                                    $                $                $                $
- ---------------------------------------------------------------------------------------------------------
Total(3)                                     $                $                $                $
=========================================================================================================

(1) The Company and the Selling Shareholders have agreed to indemnify the U.S. Underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses of the Combined Offering payable by the Company, estimated at $400,000.

(3) The Company and certain of the Selling Shareholders have granted the U.S. Underwriters an option, exercisable within 30 days after the date hereof, to purchase up to 787,500 additional Common Shares on the same terms per share solely for the purpose of covering overallotments, if any. If the U.S. Underwriters exercise such option in full, the Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and Proceeds to Selling
    Shareholders will be $        , $        , $        , and $        ,
    respectively. See "Underwriting."
                               ------------------

     The Common Shares are offered by the several U.S. Underwriters when, as and if delivered to and accepted by them and subject to their right to reject orders in whole or in part. It is expected that the Common Shares will be available for delivery at the offices of Smith Barney Inc., 388 Greenwich Street, New York, New York 10013 or through the facilities of The Depository Trust Company, on or
about             , 1994.
                               ------------------
SMITH BARNEY INC.
                  GOLDMAN, SACHS & CO.
                                  BEAR, STEARNS & CO. INC.
                                               WILLIAM BLAIR & COMPANY
            , 1994

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). These reports and other information (including proxy and information statements) filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at its principal office at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the following Regional Offices of the Commission: New York Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10007 and Chicago Regional Office, 500 West Madison, 14th Floor, Chicago, Illinois 60661-2511. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. This Prospectus constitutes part of a Registration Statement on Form S-3 filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Company and the Common Shares offered hereby. Statements contained herein concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission pursuant to the Exchange Act are hereby incorporated by reference in this Prospectus: (1) Annual Report on Form 10-K for the fiscal year ended March 31, 1993, as amended by Form 10-K/A, Amendment No. 1, filed with the Commission on August 13, 1993,
(2) Quarterly Reports on Form 10-Q for the quarters ended June 30, September 30, and December 31, 1993, and March 31, 1994, and (3) Current Reports on Form 8-K dated February 11, 1994 and March 1, 1994. All reports and other documents filed with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the Combined Offering shall be deemed to be incorporated by reference herein and to be a part hereof from the respective dates of filing of said reports and other documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The Company hereby undertakes to provide without charge to each person to whom this Prospectus has been delivered, upon the written or oral request of such person, a copy of any and all documents incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be submitted in writing to Cardinal Health, Inc., 655 Metro Place South, Suite 925, Dublin, Ohio 43017,
Attn: David Bearman, Executive Vice President and Chief Financial Officer, (614) 761-8700.

                            ------------------------

IN CONNECTION WITH THE COMBINED OFFERING, THE UNDERWRITERS MAY OVERALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON SHARES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

IN CONNECTION WITH THE COMBINED OFFERING, CERTAIN UNDERWRITERS (AND SELLING GROUP MEMBERS) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON SHARES ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10b-6A OF THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                                  THE COMPANY

     Cardinal is one of the nation's largest wholesale distributors of pharmaceutical and related health care products. The Company's customer base includes hospitals and managed care facilities (50%), independent retail drug stores (21%), chain drug stores and the pharmacy departments of supermarkets and mass merchandisers (23%), as well as customers for specialty products, including physicians and clinics (6%). Cardinal operates approximately 40 distribution facilities nationwide.

Wholesale Drug Industry

     The wholesale drug industry in the United States has experienced rapid growth. As reported by the National Wholesale Druggists' Association (the "NWDA"), industry sales grew from $11.9 billion in 1983 to $47.5 billion in 1993. An aging population, new product introductions, and a higher concentration of distribution through wholesalers are all factors which have contributed to this growth. Drug wholesaling is also a competitive industry, undergoing significant change and consolidation. Reflecting this consolidation, the number of NWDA wholesalers has declined from 139 in 1980 to fewer than 70 in 1993.

     In response to cost containment pressure from private and governmental payors and the current focus on health care reform in the United States, customers are consolidating into super-regional and national affiliations while manufacturers are under increased pressure to slow the rate of drug price inflation and to seek more cost-effective methods of marketing and distributing their products. In this regard, drug wholesalers will be challenged to service customers over a wider geographic base, offer manufacturers innovative marketing and distribution services, and provide both manufacturers and customers with standardized distribution and information systems and reporting links necessary to streamline the efficient flow of product and information among distribution partners.

Cardinal's Strategy

     Cardinal's strategy is to grow by expanding its existing wholesale and specialty distribution businesses and to make selective complementary acquisitions. Cardinal's internal sales growth has occurred primarily as a result of market share gains, geographic expansion, an increased reliance on drug wholesaling by both customers and pharmaceutical manufacturers, and new pharmaceutical products and price increases. Complementing this internal growth, Cardinal has acquired or merged with ten drug distribution companies and a specialty distributor of oncology products over the past ten years. As a result of its strategy, Cardinal's net sales have increased from $2.1 billion in fiscal 1990 to $5.8 billion in fiscal 1994, a compound annual growth rate of 28%. Cardinal believes it is well-positioned to continue its growth and maintain operating margins by: (a) providing superior distribution services to its customers, including inventory management systems and logistical support functions; (b) developing advanced information systems that improve internal and customer operations; (c) providing merchandising and marketing programs for manufacturers and customers; (d) further expanding its specialty wholesaling businesses and leveraging these activities over larger volume; and (e) supplementing the above strategies through selective acquisitions.

     Cardinal has achieved earnings growth due in part to its successful management of the Company's changing business equation. This equation has changed over the last several years due to: (a) a greater mix of higher volume customers, where the lower cost of distribution and better asset management and cash flow enable Cardinal to offer lower pricing to the customer; (b) reduced inventory gains associated with lower drug price inflation, which are partially offset by corresponding decreases in last-in, first-out (LIFO) earnings charges and inventory carrying costs; (c) increased merchandising funding from manufacturers, particularly related to the growth in generic pharmaceuticals;
(d) improved selling, general and administrative cost absorption due to significant productivity investments and the operating leverage associated with sales growth and acquisitions; and (e) increased sales and earnings from specialty distribution services.

Cardinal's Business

     As a full-service wholesale distributor, Cardinal complements its distribution activities by offering a broad range of value-added support services to assist customers and suppliers in maintaining and improving their market positions and to strengthen Cardinal's role in the channel of distribution. These support services include computerized order entry and order confirmation systems, customized invoicing, generic sourcing programs, product movement and management reports, consultation on store operation and merchandising, and customer training.

     Most customers transmit merchandise orders directly to Cardinal's data processing system through computerized order entry devices. Cardinal's proprietary software systems feature customized databases specially designed to help its customers order more efficiently, contain costs and monitor their purchases which are covered by group contract purchasing arrangements. Upon receipt of the customer's order at a distribution center, Cardinal's warehouse management system processes the order and provides customized price information to facilitate the customer's pricing of items. Customer orders are routinely processed for next-day delivery, enabling the Company's customers to minimize the size and carrying cost of their own inventories. In addition, Cardinal's AccuNet,(R) Otis(R) and Network(TM) proprietary software systems facilitate primary supply relationships between Cardinal and its customers and enable Cardinal's customers to reduce their costs. These systems provide a variety of information which assist the customer to identify the best price available under group purchasing contracts with pharmaceutical manufacturers, maintain formulary compliance, and better manage their own inventories. Over 2,800 of these systems have been placed with hospital, managed care, and chain drug customers located throughout the United States.

     In addition to its core drug wholesaling activities, Cardinal operates several specialty health care businesses which offer value-added services to its customers and suppliers while providing Cardinal with opportunities for growth and profitability. For example, Cardinal's National PharmPak subsidiary operates a pharmaceutical repackaging program for both independent and chain customers. In January 1992, Cardinal formed National Specialty Services, Inc., which distributes therapeutic plasma products and other specialty pharmaceuticals to hospitals, clinics, and other managed care facilities on a nationwide basis through the utilization of telemarketing and direct mail programs. Cardinal recently expanded its specialty wholesaling business through a merger with PRN Services, Inc., a distributor of oncology and other specialty products to clinics and physician groups across the United States. These specialty distribution activities are part of Cardinal's overall strategy of developing diversified products and services to enhance the profitability of its business and the businesses of its customers and suppliers.

Whitmire Merger

     In February 1994, Cardinal completed its largest transaction when it merged with Whitmire Distribution Corporation ("Whitmire"), a Folsom, California based drug wholesaler with sales of approximately $2.9 billion for calendar 1993 (the "Whitmire Merger"). The majority of Whitmire's sales were concentrated in the western and central United States, complementing Cardinal's former concentration of sales in the eastern United States and positioning the combined company to service both customers and manufacturers on a national basis.

     As a result of the Whitmire Merger, Cardinal now maintains a network of approximately 40 distribution centers enabling it to routinely serve the entire population of the continental United States on a next-day basis. In addition, a majority of Whitmire's business was with hospital, managed care and large retail chain customers, complementing Cardinal's rapidly expanding presence in these customer categories and Cardinal's well-developed programs and services for independent retail pharmacies.

Recent Transactions

     On July 1, 1994, Cardinal acquired Humiston-Keeling, Inc., a Calumet City, Illinois based drug wholesaler, with annualized sales of approximately $330 million, serving customers located primarily in the upper midwest region of the United States. On July 18, 1994, Cardinal completed a merger with Behrens Inc., a Waco, Texas based drug wholesaler, with annualized sales of approximately $185 million, serving customers located primarily in Texas and adjoining states.

Summary

     While the wholesale drug industry continues to undergo rapid change and consolidation, Cardinal believes that the trend in health care distribution is toward selection by both customers and manufacturers of fewer, more efficient wholesalers that can cover a broader geographic territory or customer group. In this regard, Cardinal believes that, due to its internal growth and recent mergers and acquisitions, it provides capabilities increasingly valued in the marketplace, including: (a) single-supplier distribution capability for customers who are themselves becoming more national or super-regional in scope;
(b) innovative marketing and merchandising support for manufacturers and customers; (c) advanced information systems support for both customers and manufacturers on a consistent basis; and (d) benefits of scale and leverage with respect to investments in new technology, systems and services.

     Cardinal's principal executive offices are located at 655 Metro Place South, Suite 925, Dublin, Ohio 43017, and its telephone number is (614) 761-8700.

                                USE OF PROCEEDS

     The net proceeds to the Company from its sale of 1,600,000 Common Shares offered hereby are estimated to be approximately $59,740,000 (assuming a public offering price of $38.75 per share and no exercise of the U.S. Underwriters' overallotment option). The net proceeds will be used to finance working capital growth and for other general corporate purposes, including, to the extent required, acquisitions. Although the Company continually evaluates possible candidates for acquisition and intends to continue to seek opportunities to expand its health care distribution operations, no acquisition has been agreed upon or become the subject of a letter of intent or agreement in principle. Pending application of the net proceeds as described above, the proceeds will be used to reduce short-term notes payable-banks, if any, and to invest in short-term, interest bearing securities.

     The Company will not receive any of the proceeds from the sale of Common Shares by the Selling Shareholders and, if any, proceeds from the U.S. Underwriters' exercise of the portion of the overallotment option allocated to certain Selling Shareholders.

                         MARKET PRICE AND DIVIDEND DATA

     The Common Shares are quoted on the Nasdaq National Market under the symbol "CDIC." Application has been made, however, to list the Common Shares on the New York Stock Exchange under the symbol "CAH." The following table reflects, for the periods indicated, the range of the reported high and low last sale prices of Common Shares as reported on the Nasdaq National Market, and the per share dividends declared thereon. The information in the table has been adjusted to reflect retroactively all stock splits and stock dividends and also to reflect the Company's decision, as of March 1, 1994, to change its fiscal year end from March 31 to June 30.

                                                                  HIGH        LOW       DIVIDENDS
                                                                 ------     -------     ---------
FISCAL 1993
Quarter Ended
  June 30, 1992................................................  $24.00     $ 19.80       $.016
  September 30, 1992...........................................   25.80       21.60        .016
  December 31, 1992............................................   24.20       20.20        .020
  March 31, 1993...............................................   23.80       19.60        .020
Three Months Ended June 30, 1993...............................   23.70       20.60        .020
FISCAL 1994
Quarter Ended
  September 30, 1993...........................................   30.00       21.80        .020
  December 31, 1993............................................   38.40       28.80        .024
  March 31, 1994...............................................   40.60       33.30        .024
  June 30, 1994................................................   40.80       34.40        .030
FISCAL 1995
  Through August 16, 1994......................................   41.25       36.625         --

     On August 8, 1994, there were approximately 1,150 holders of record of Common Shares. The last reported sales price of Common Shares on the Nasdaq National Market on August 16, 1994 was $38.75.

     The Company anticipates that it will continue to pay quarterly cash dividends in the future. The timing and amount of any future dividends, however, remain within the discretion of the Company's board of directors and will depend upon the Company's future earnings, financial condition, capital requirements and other factors.

                                 CAPITALIZATION

     The following table sets forth the short-term obligations and total capitalization of the Company at June 30, 1994, and as adjusted to reflect the issuance and sale by the Company of 1,600,000 Common Shares offered hereby and the application of the net proceeds therefrom (assuming a public offering price of $38.75 per share and no exercise of the U.S. Underwriters' overallotment option, see "Underwriting") to in part reduce notes payable-banks. See "Use of Proceeds."

                                                                             JUNE 30, 1994
                                                                        ------------------------
                                                                         ACTUAL      AS ADJUSTED
                                                                        --------     -----------
                                                                             (IN THOUSANDS)
Short-term obligations:
  Notes payable-banks.................................................  $ 25,000      $       0
  Current portion of long-term obligations............................     2,929          2,929
                                                                        --------     -----------
          Total short-term obligations................................  $ 27,929      $   2,929
                                                                        ========      =========
Long-term obligations:
  Other long-term obligations including capital leases................  $ 10,086      $  10,086
  8% Notes due 1997...................................................   100,000        100,000
  6 1/2% Notes due 2004...............................................   100,000        100,000
                                                                        --------     -----------
          Total long-term obligations.................................   210,086        210,086
                                                                        --------     -----------
Shareholders' equity:
  Common Shares, without par value, authorized 60,000,000 shares;
     issued 35,042,713 shares; as adjusted 38,152,713 shares; Class B
     Common Shares, without par value, authorized 5,000,000 shares;
     issued 2,971,375 shares; as adjusted 1,461,375 shares(1).........  $255,458      $ 315,198
  Retained earnings...................................................   120,399        120,399
  Common Shares in treasury, at cost 179,878 shares...................    (3,390)        (3,390)
  Unamortized restricted stock awards.................................    (3,973)        (3,973)
                                                                        --------     -----------
          Total shareholders' equity..................................   368,494        428,234
                                                                        --------     -----------
Total capitalization..................................................  $578,580      $ 638,320
                                                                        ========      =========

- ---------------

(1) The number of outstanding Common Shares and Class B Common Shares has been adjusted to reflect the conversion of Class B Common Shares into Common Shares for sale in this Combined Offering by Chemical Equity Associates, the only holder of Class B Common Shares. Under the Company's Amended and Restated Articles of Incorporation, as amended, holders of Class B Common Shares have the right to convert such shares into Common Shares, subject to certain conditions, if (i) such holder reasonably believes that the converted shares will be transferred within fifteen (15) days pursuant to certain Conversion Events (which term is defined in the Company's Amended and Restated Articles of Incorporation, as amended, and includes any public offering or sale of the Company's securities); (ii) such holder has agreed not to vote any such Common Shares prior to a Conversion Event; and (iii) such holder undertakes to promptly convert such shares back into Class B Common Shares if such shares are not transferred pursuant to a Conversion Event. See "Description of Capital Stock." Chemical Equity Associates has informed the Company that, immediately prior to the consummation of the Combined Offering, it intends to convert 1,510,000 Class B Common Shares into Common Shares to be sold in the Combined Offering, assuming no exercise by the U.S. Underwriters of the overallotment option.


                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

     The following selected consolidated financial data concerning Cardinal has been prepared giving retroactive effect to the business combination of Cardinal and Whitmire on February 7, 1994, which has been accounted for as a pooling-of-interests transaction. On March 1, 1994, the Company made the decision to change its fiscal year end from March 31 to June 30. As such, for the fiscal year ended March 31, 1993 and prior years, the information presented is derived from consolidated financial statements which combine data from Cardinal for the fiscal years ended March 31, 1990, March 31, 1991, March 31, 1992, and March 31, 1993, with data from Whitmire for the fiscal years ended June 30, 1990, June 29, 1991, June 27, 1992 and July 3, 1993, respectively. For the twelve months ended June 30, 1993 and the fiscal year ended June 30, 1994, the information presented is derived from consolidated financial statements which combine data from Cardinal for the twelve months ended June 30, 1993 and the fiscal year ended June 30, 1994 with data from Whitmire for the fiscal years ended July 3, 1993 and June 30, 1994. Due to the different fiscal year ends of the merged companies, Whitmire's results of operations for the three months ended July 3, 1993 have been included in both the fiscal year ended March 31, 1993 and the twelve months ended June 30, 1993. The selected consolidated financial data below should be read in conjunction with the consolidated financial statements and related notes incorporated herein by reference. See "Incorporation of Certain Documents by Reference." All share and per share data have been adjusted to give retroactive effect to stock splits and stock dividends.

                                                                                                          TWELVE       FISCAL
                                                                                                          MONTHS        YEAR
                                                                 FISCAL YEAR ENDED                        ENDED        ENDED
                                                 -------------------------------------------------      ----------   ----------
                                                 MARCH 31,    MARCH 31,    MARCH 31,    MARCH 31,        JUNE 30,     JUNE 30,
                                                    1990         1991         1992         1993            1993         1994
                                                 ----------   ----------   ----------   ----------      ----------   ----------
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
EARNINGS STATEMENT DATA(1)(2):
Net sales......................................  $2,137,896   $2,803,111   $3,680,678   $4,633,375      $4,709,085   $5,790,411
Gross margin...................................     170,529      206,197      256,833      297,293         300,245      355,172
Selling, general and administrative expenses...    (128,864)    (152,769)    (184,523)    (203,740)       (205,161)    (233,305)
Unusual items
  Merger costs.................................          --           --           --           --              --      (35,880)
  Termination fee..............................          --           --           --       13,466          13,466           --
  Nonrecurring charges.........................          --           --       (1,973)     (18,904)        (18,904)          --
                                                 ----------   ----------   ----------   ----------      ----------   ----------
Operating earnings.............................      41,665       53,428       70,337       88,115          89,646       85,987
Interest expense and other, net................     (20,579)     (22,616)     (22,684)     (21,858)        (21,127)     (15,227)
                                                 ----------   ----------   ----------   ----------      ----------   ----------
Earnings before income taxes and cumulative
  effect of change in accounting principle.....      21,086       30,812       47,653       66,257          68,519       70,760
Income taxes...................................      (8,176)     (11,123)     (19,291)     (25,710)        (26,345)     (35,624)
                                                 ----------   ----------   ----------   ----------      ----------   ----------
Earnings before cumulative effect of change in
  accounting principle.........................      12,910       19,689       28,362       40,547          42,174       35,136
Preferred dividends declared/accretion.........      (2,840)      (2,840)      (2,840)      (2,876)         (2,876)      (1,205)
                                                 ----------   ----------   ----------   ----------      ----------   ----------
Earnings available for Common Shares before
  cumulative effect of change in accounting
  principle....................................      10,070       16,849       25,522       37,671          39,298       33,931
Cumulative effect of change in accounting
  principle....................................          --           --           --      (10,000)             --           --
                                                 ----------   ----------   ----------   ----------      ----------   ----------
Net earnings available for Common Shares.......  $   10,070   $   16,849   $   25,522   $   27,671      $   39,298   $   33,931
                                                 ==========   ==========   ==========   ==========      ==========   ==========
Earnings per Common Share:
  Primary:
    Earnings before cumulative effect of change
      in accounting principle..................  $     0.34   $     0.53   $     0.74   $     1.10      $     1.14   $     0.86
    Cumulative effect of change in accounting
      principle................................          --           --           --        (0.29)             --           --
                                                 ----------   ----------   ----------   ----------      ----------   ----------
    Net earnings...............................  $     0.34   $     0.53   $     0.74   $     0.81      $     1.14   $     0.86
                                                 ==========   ==========   ==========   ==========      ==========   ==========

                                                                                                          TWELVE       FISCAL
                                                                                                          MONTHS        YEAR
                                                                 FISCAL YEAR ENDED                        ENDED        ENDED
                                                 -------------------------------------------------      ----------   ----------
                                                 MARCH 31,    MARCH 31,    MARCH 31,    MARCH 31,        JUNE 30,     JUNE 30,
                                                    1990         1991         1992         1993            1993         1994
                                                 ----------   ----------   ----------   ----------      ----------   ----------
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
  Fully diluted:
    Earnings before cumulative effect of change
      in accounting principle..................  $     0.34   $     0.53   $     0.74   $     1.06      $     1.10   $     0.86
    Cumulative effect of change in accounting
      principle................................          --           --           --        (0.26)             --           --
                                                 ----------   ----------   ----------   ----------      ----------   ----------
    Net earnings...............................  $     0.34   $     0.53   $     0.74   $     0.80      $     1.10   $     0.86
                                                  =========    =========    =========    =========       =========    =========
Cash dividends declared per Common Share.......  $     0.04   $     0.05   $     0.06   $     0.07      $     0.08   $     0.10
                                                  =========    =========    =========    =========       =========    =========
Weighted average number of shares outstanding:
  Primary......................................      29,904       31,581       34,291       34,311          34,349       39,392
  Fully diluted................................      31,213       34,691       38,571       38,616          38,653       39,477

                                                 MARCH 31,   MARCH 31,   MARCH 31,   MARCH 31,        JUNE 30,     JUNE 30,
                                                   1990        1991        1992         1993            1993         1994
                                                 ---------   ---------   ---------   ----------      ----------   ----------
                                                                 (IN THOUSANDS)
BALANCE SHEET DATA(1)(2):
Current assets.................................  $454,482    $711,825    $845,877    $  995,832      $1,032,902   $1,287,124
Property and equipment-net.....................    29,188      48,572      57,548        59,313          61,595       60,029
Other assets...................................    29,772      39,816      43,656        44,705          55,926       48,449
                                                 ---------   ---------   ---------   ----------      ----------   ----------
        Total assets...........................  $513,442    $800,213    $947,081    $1,099,850      $1,150,423   $1,395,602
                                                 =========   =========   =========    =========       =========    =========
Current liabilities............................  $265,302    $381,087    $408,874    $  555,094      $  594,188   $  816,042
Long-term obligations..........................   111,721     213,986     304,943       275,789         274,908      210,086
Other liabilities..............................       816         822       1,266           705           3,010          980
Redeemable preferred stock.....................    17,480      18,320      19,560        20,400          20,400           --
Shareholders' equity...........................   118,123     185,998     212,438       247,862         257,917      368,494
                                                 ---------   ---------   ---------   ----------      ----------   ----------
        Total liabilities and shareholders'
          equity...............................  $513,442    $800,213    $947,081    $1,099,850      $1,150,423   $1,395,602
                                                 =========   =========   =========    =========       =========    =========

- ---------------
(1) Amounts reflect business combinations in fiscal 1991, 1992, the twelve months ended June 30, 1993, and fiscal 1994.

(2) The consolidated financial information includes the impact of the following unusual items: (a) an equity transaction expense of approximately $2.0 million recorded by Whitmire in fiscal 1992, (b) a termination fee of approximately $13.5 million received by Cardinal in fiscal 1993, resulting from the termination by Durr-Fillauer Medical, Inc. of its agreement to merge with Cardinal, (c) certain nonrecurring charges of approximately $9.9 million and $3.8 million recorded by Cardinal and Whitmire, respectively in fiscal 1993, (d) a stock option compensation charge of approximately $5.2 million recorded by Whitmire in fiscal 1993, and (e) a nonrecurring charge to reflect the estimated Whitmire Merger costs of approximately $35.9 million ($28.2 million net of tax) recorded by Cardinal in fiscal 1994.



    The following supplemental information summarizes the results of operations of the Company, adjusted on a pro forma basis to reflect: (a) the elimination of the effect of the unusual items discussed above; and (b) the redemption of Whitmire's preferred stock pursuant to the terms of the
    Agreement and Plan of Reorganization between Cardinal and Whitmire. Solely for purposes of the summary presented below, such redemption is assumed to have been funded from the liquidation of investments in tax-exempt marketable securities.
                                                                                                TWELVE
                                                                       FISCAL YEAR ENDED        MONTHS      FISCAL YEAR
                                                                      --------------------       ENDED         ENDED
                                                                      MARCH 31,  MARCH 31,     JUNE 30,      JUNE 30,
                                                                        1992       1993          1993          1994
                                                                      ---------  ---------    -----------  -------------
                                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
     Operating earnings..............................................  $72,310    $93,553      $  95,084     $ 121,867
     Earnings before cumulative effect of change in accounting
       principle.....................................................  $29,252    $42,865      $  44,510     $  63,044
     Earnings per common share before cumulative effect of change in accounting principle:
       Primary.......................................................    $0.85      $1.25          $1.30         $1.60
       Fully diluted.................................................     0.84       1.19           1.24          1.60

                              SELLING SHAREHOLDERS

     The following table sets forth certain information with respect to the beneficial ownership of each of the Selling Shareholders of the Company's Common Shares as of August 8, 1994, and as adjusted to reflect the sale of the shares offered hereby. The following table assumes the conversion of all 2,971,375 outstanding Class B Common Shares into Common Shares both prior to and after the Combined Offering.

                                           COMMON                                    COMMON
                                     SHARES BENEFICIALLY                      SHARES BENEFICIALLY
                                     OWNED PRIOR TO THE        COMMON          OWNED AFTER THE
                                      COMBINED OFFERING        SHARES         COMBINED OFFERING
             NAME OF                ---------------------       BEING     -------------------------
      SELLING SHAREHOLDER(1)         NUMBER       PERCENT     OFFERED(2)    NUMBER        PERCENT(2)
- ----------------------------------  ---------     -------     ---------    ---------     ----------

Apollo Investment Fund,
  L.P.(3)(4)......................  3,333,921       8.50%     1,510,000     1,823,921        4.47%
Chemical Equity Associates(3).....  3,261,803(5)    8.32      1,510,000     1,751,803(5)     4.29
Melburn G. Whitmire(3)(6).........  1,205,134       3.03        375,000       830,134        2.01
Gary E. Close(6)..................    271,985       *           100,000       171,985        *
James E. Clare(6).................    114,812       *            45,000        69,812        *
Philip Solomons, Sr.(7)...........    145,637       *             5,000       140,637        *
Philip Solomons, Jr.(7)...........    633,293       1.61          4,000       629,293        1.54
Ralph S. Solomons(7)..............     81,540       *               500        81,040        *
Richard M. Solomons(7)............     78,009       *               500        77,509        *
William L. Clifton, Jr.(8)........    306,934       *            25,685       281,249        *
James R. Clifton(8)...............    304,939       *            23,690       281,249        *
The Mary Lacy Clifton Separate
  Property Trust(8)...............    331,874       *            50,625       281,249        *

- ---------------
 *  Less than 1%

(1) Except as otherwise noted below, the persons named above have sole voting and investment power with respect to all shares shown as being beneficially owned by them.

(2) Excludes any Common Shares issuable upon exercise by the U.S. Underwriters of the overallotment option granted by certain of the Selling Shareholders to purchase Common Shares. See "Underwriting" for the allocation of the overallotment option among the Company and certain of the Selling Shareholders. To the extent that the overallotment option is exercised, the Common Shares beneficially owned after the Combined Offering would be reduced accordingly.

(3) Cardinal has entered into a Registration Rights Agreement, dated as of October 11, 1993, as amended, with Apollo Investment Fund, L.P., Chemical Equity Associates and Mr. Whitmire whereby each such shareholder has certain rights to require the Company to register under the Securities Act Common Shares owned by them through the period ending April 25, 1999, subject to extensions under certain circumstances. See "Selling Shareholders -- Whitmire Registration Rights."

(4) As a result of the Company's merger with Whitmire on February 7, 1994 (the "Whitmire Merger"), Apollo Investment Fund, L.P. has the right to designate two nominees for election as directors of the Company for so long as (A) Apollo Investment Fund, L.P., including any of its affiliates and any of its accounts under common management and control (the "Apollo Group"), and (B) any former shareholder of Whitmire (exclusive of Apollo Advisors, L.P. and any such shareholders who were current or former employees of Whitmire as of October 11, 1993 or any family members of such employees or trusts for their benefit ("Management Shareholders")) each continue to have a pecuniary interest in 1,250,000 or more Common Shares and Class B Common Shares issued to such person in the Whitmire Merger (the "Threshold Amount"). Further, Apollo Advisors, L.P. has the right to designate one individual for so long as only one of the Apollo Group or any former shareholder of Whitmire (exclusive of Apollo Advisors, L.P. or Management Shareholders) shall continue to have a pecuniary interest in the Common Shares and Class B Common Shares which equal or exceed the Threshold Amount. In connection with the Whitmire Merger, Apollo Investment Fund, L.P. has designated as directors of Cardinal Michael S. Gross, Vice President of Apollo Capital Management, Inc., and Mitchell J. Blutt, M.D., Executive Partner of Chemical Venture Partners.

    In addition, until the Apollo Group no longer has a pecuniary interest in the Common Shares equal to or exceeding the Threshold Amount, Cardinal must include as a member of the audit committee of its board of directors one individual on the board of directors of Cardinal designated by the Apollo Group and, if Mr. Whitmire ceases to be a member of the executive committee of the board of directors of Cardinal, Cardinal is required to include as a member of the executive committee of the board of directors one individual on the board of directors of Cardinal designated by the Apollo Group.

(5) Chemical Equity Associates owns all of the 2,971,375 outstanding Class B Common Shares. The share ownership amounts are calculated assuming the conversion of all such outstanding Class B Common Shares into Common Shares immediately prior to this Combined Offering. See "Description of Capital Stock." Prior to the conversion of such Class B Common Shares, Chemical Equity Associates owns of record 290,428 Common Shares and 2,971,375 Class B Common Shares. Chemical Equity Associates has informed the Company that, immediately prior to the consummation of the Combined Offering, it intends to convert 1,510,000 Class B Common Shares into Common Shares to be sold in the Combined Offering assuming no exercise by the U.S. Underwriters of the overallotment option.

(6) In connection with the Whitmire Merger in February 1994, Mr. Whitmire entered into a three-year employment agreement with the Company and serves as a director and Vice Chairman of the Company. Gary E. Close and James E. Clare also entered into three-year employment agreements with the Company and serve as its Executive Vice President -- Western Region and Executive Vice President -- Southern Region, respectively. The shares shown above as being beneficially owned by Mr. Whitmire include 532,333 Common Shares which he has the right to acquire pursuant to options currently exercisable and 4,801 Common Shares which he holds as custodian for a minor child. The shares shown above as being beneficially owned by Mr. Close include 146,125 Common Shares which he has the right to acquire pursuant to options which are currently exercisable. The shares shown as being beneficially owned by Mr. Clare include 52,187 Common Shares which he has the right to acquire pursuant to options which are currently exercisable.

(7) In connection with the merger of Solomons Company, a Savannah, Georgia based drug wholesaler, with Cardinal on May 4, 1993 (the "Solomons Merger"), Philip Solomons, Sr. entered into a seven-year consulting agreement with and serves as the Senior Chairman of Solomons Company, a wholly-owned subsidiary of the Company. Philip Solomons, Jr., Ralph Solomons and Richard Solomons (sons of Philip Solomons, Sr.) each entered into five-year employment agreements with Solomons Company in connection with the Solomons Merger. Philip Solomons, Jr. serves as the President of Solomons Company. The shares shown above as being beneficially owned by Philip Solomons, Sr. include 51,441 Common Shares owned by Mr. Solomons' wife. The shares shown above as being beneficially owned by Philip Solomons, Jr. include 17,948 Common Shares held in his individual retirement account, 250,756 Common Shares held in a trust established by Philip Solomons, Sr., as to which Philip Solomons, Jr. acts as sole trustee and 264,793 Common Shares held in a trust established by Shirley Solomons (the wife of Philip Solomons, Sr.), as to which Philip Solomons, Jr. acts as sole trustee. The shares shown above as being beneficially owned by Ralph Solomons include 6,290 Common Shares held in his individual retirement account. The shares shown above as being beneficially owned by Richard Solomons include 3,911 Common Shares held in his individual retirement account.

(8) In connection with the merger of Behrens Inc., a Waco, Texas based drug wholesaler, with Cardinal on July 18, 1994 (the "Behrens Merger"), William
    L. Clifton, Jr. and James R. Clifton each entered into two-year employment agreements with Behrens Inc., a wholly-owned subsidiary of the Company. William L. Clifton, Jr. serves as the President of Behrens Inc., and James
    R. Clifton serves as the Vice President -- Operations of Behrens Inc. The shares shown above as being beneficially owned by James R. Clifton, include 74,974 held by James R. Clifton and his wife, Barbara Clifton, as community property, and all of the shares being sold in the Combined Offering are held as community property. The shares shown above as being beneficially owned by William L. Clifton, Jr. do not include 331,874 Common Shares held by The Mary Lacy Clifton Separate Property Trust, of which Mr. Clifton is the Co-Trustee.

WHITMIRE REGISTRATION RIGHTS

     In connection with the Whitmire Merger, Cardinal granted to Apollo Investment Fund, L.P., Chemical Equity Associates ("CEA") and Mr. Whitmire (collectively, the "Whitmire Stockholders") certain rights to require Cardinal to register under the Securities Act Common Shares held by them (including Common Shares issuable to CEA upon conversion of Class B Common Shares). These rights include "demand" and "piggyback" registration rights and are contained in the Registration Rights Agreement dated as of October 11, 1993 (the "Registration Rights Agreement"), as amended, among Cardinal, the Whitmire Stockholders and Robert D. Walter, Chairman of Cardinal. Under the Registration Rights Agreement, the Whitmire Stockholders are entitled to require Cardinal to file a registration statement under the Securities Act with the Commission covering the sale of their shares (a "Required Registration") up to seven times in the five-year period ending April 25, 1999, unless earlier terminated or extended as provided below. The Whitmire Stockholders may only request up to four Required Registrations during the three-year period ending April 25, 1997. Cardinal will pay all expenses incurred in connection with up to four Required Registrations, exclusive of the fees and expenses of counsel for selling stockholders. In addition, the selling Whitmire Stockholders will be responsible for any underwriters' discounts and commissions attributable to the sale of their shares.

     Cardinal is not required to effect the first Required Registration under the Registration Rights Agreement unless Whitmire Stockholders (together with certain permitted transferees) making the request hold at least 1,250,000 Common Shares and Class B Common Shares, and Cardinal is not required to effect subsequent Required Registrations unless such persons hold (i) at least 937,500 Common Shares and Class B Common Shares acquired in the Whitmire Merger, or (ii) Common Shares and Class B Common Shares acquired in the Whitmire Merger with a fair market value of at least $25 million. The Whitmire Stockholders may not make a request for a Required Registration until 180 days have elapsed since the completion of a prior Required Registration. In addition, Cardinal has the right to delay for up to 90 days the filing of a registration statement with respect to a Required Registration if Cardinal's Board of Directors determines such action is in the best interests of Cardinal's shareholders, but Cardinal may not invoke a delay if at least 12 months have not elapsed from the end of any previous delay period. These delays and certain other events will extend on a day-for-day basis the five-and three-year periods referred to in the preceding and following paragraphs.

     The Registration Rights Agreement also provides that the Whitmire Stockholders have the right to include their Common Shares in registration statements filed by Cardinal in connection with primary or secondary offerings for cash (with certain exceptions). These "piggyback" registration rights also terminate on April 25, 1999 unless earlier terminated or extended.

     The demand and piggyback registration rights granted to (i) CEA, its affiliates and successors (the "Chemical Holders"), and (ii) Apollo Investment Fund, L.P., its affiliates and successors (the "Apollo Holders"), terminate prior to April 25, 1999, if the Chemical Holders or the Apollo Holders, as the case may be, either (i) shall beneficially own fewer than 312,500 Common Shares and Class B Common Shares or (ii) shall acquire more than an additional 625,000 Common Shares and Class B Common Shares without the Company's consent. The Registration Rights Agreement also limits the grant by Cardinal of additional registration rights.

SOLOMONS REGISTRATION RIGHTS

     Cardinal has granted to the former shareholders of Solomons Company ("Solomons Stockholders") the right until May 4, 1995 (exercisable by holders representing a majority of all Common Shares issued to Solomons Stockholders in the Solomons Merger) to include Common Shares received in the Solomons Merger in registration statements filed by Cardinal in connection with offerings of Common Shares. This participation by Solomons Stockholders is limited to 10% of the number of Common Shares offered in such registration statement.

BEHRENS REGISTRATION RIGHTS

     Cardinal has granted to the former shareholders of Behrens Inc. ("Behrens Stockholders") the right until July 18, 1996 (exercisable by holders representing a majority of all Common Shares issued to Behrens Stockholders in the Behrens Merger) to include up to an aggregate of 187,500 Common Shares received in the Behrens Merger in registration statements filed by Cardinal in connection with offerings of Common Shares. The Common Shares to be included in a registration statement at the request of Behrens Stockholders, when combined with Common Shares included in such a registration statement at the request of Solomons Stockholders, shall not exceed 10% of the number of Common Shares offered in such a registration statement. Upon completion of the Combined Offering and assuming no exercise by the U.S. Underwriters of the overallotment option, 87,500 Common Shares will remain subject to the registration rights of Behrens Stockholders.

SHARES ELIGIBLE FOR FUTURE SALE

     Pursuant to the Registration Rights Agreement described above, Cardinal has granted to certain of the Whitmire Stockholders the right, exercisable during the five-year period ending April 25, 1999, to register 7,800,858 Common Shares (which number reflects all stock splits and stock dividends and assumes conversion of all 2,971,375 Class B Common Shares and the exercise of options to purchase all 532,333 Common Shares held by Mr. Whitmire) issued or issuable to the Whitmire Stockholders as a result of the Whitmire Merger. Assuming the sale of 3,395,000 Common Shares hereunder and no exercise by the U.S. Underwriters of the overallotment option, the Whitmire Stockholders will continue to have 4,405,858 Common Shares available for future sale.

     In connection with the Solomons Merger, Solomons Stockholders received, in a private placement, 1,062,000 Common Shares (which number reflects all stock splits and stock dividends). Assuming the sale of 10,000 Common Shares hereunder, Solomons Stockholders will continue to have 1,052,000 Common Shares available for future sale, which shares are restricted under the Securities Act. Solomons Stockholders will be able to sell such Common Shares under Rule 144 of the Securities Act beginning May 4, 1995, and they have certain registration rights described above until such date.

     In connection with the Behrens Merger, Behrens Stockholders received, in a private placement, 943,747 Common Shares (which number reflects all stock splits and stock dividends). Assuming the sale of 100,000 Common Shares hereunder, and no exercise by the U.S. Underwriters of the overallotment option, Behrens Stockholders will continue to have 843,747 Common Shares available for future sale, which shares are restricted under the Securities Act. The Behrens Stockholders will be able to sell such Common Shares under Rule 144 of the Securities Act beginning July 18, 1996, and they have certain registration rights described above until such date.

     The Company and the Selling Shareholders (who will beneficially own after the Combined Offering 6,419,881 Common Shares, assuming no exercise by the U. S. Underwriters of the overallotment option, and the conversion of all Class B Common Shares into Common Shares) have agreed that, for a period of 90 days from the date of this Prospectus, they will not, without the prior written consent of Smith Barney Inc., sell, contract to sell, or otherwise dispose of, any Common Shares, or any securities convertible into, or exercisable or exchangeable for, Common Shares, except under certain circumstances set forth in the U.S. Underwriting Agreement and the International Underwriting Agreement.

                          DESCRIPTION OF CAPITAL STOCK

     The Company's authorized capital shares consist of: (a) 60,000,000 Common Shares, without par value, of which at August 8, 1994, 36,247,148 were outstanding, 3,930,000 were reserved for issuance under stock incentive plans (including approximately 1,020,000 Common Shares reserved for issuance under stock option agreements entered into between the Company and former holders of options to purchase shares of common stock of Whitmire), and 2,971,375 were reserved for issuance upon conversion of the Company's outstanding Class B Common Shares (as defined below); (b) 5,000,000 Class B common shares, without par value (the "Class B Common Shares"), of which, at August 8, 1994, 2,971,375 were outstanding; and (c) 500,000 non-voting preferred shares, without par value (the "Preferred Shares"), none of which has been issued. The Class B Common Shares were authorized in February 1994 in connection with the Whitmire Merger because Chemical Equity Associates ("CEA"), one of the former Whitmire Stockholders, is regulated under the Bank Holding Company Act and is thus prohibited from holding voting stock of Cardinal in excess of certain limitations. All of the outstanding Class B Common Shares are held by CEA.

     All of the outstanding Common Shares and Class B Common Shares are fully paid and nonassessable. Holders of the Common Shares and Class B Common Shares do not have preemptive rights. All holders of the Common Shares and the Class B Common Shares share equally in dividends, when and as declared by the Board of Directors. Generally, holders of Common Shares have no rights to convert their shares into any other security; except, however, any Regulated Shareholder (a defined term in the Company's Amended and Restated Articles of Incorporation, as amended (the "Articles")), is entitled to convert at any time any or all of its Common Shares into the same number of Class B Common Shares. Holders of Class B Common Shares may convert such shares into Common Shares only if the holder reasonably believes that the converted shares will be transferred within 15 days pursuant to a Conversion Event (a defined term in the Articles which generally involves a disposition of the Class B Common Shares), such holder agrees not to vote any such Common Shares prior to such Conversion Event and such holder undertakes to promptly convert such shares into Class B Common Shares if the Common Shares are not transferred pursuant to that Conversion Event. In the event of liquidation of the Company, holders of the Common Shares and the Class B Common Shares are entitled to share ratably in any assets remaining after payment of all liabilities, subject to prior distribution rights of any Preferred Shares then outstanding. Holders of the Common Shares are entitled to one vote per share for the election of directors and upon all matters on which shareholders are entitled to vote. Holders of Class B Common Shares are entitled to one-fifth of one vote per share in the election of directors and upon all matters on which shareholders are entitled to vote. Holders of Common Shares and Class B Common Shares are entitled to vote their shares cumulatively for the election of directors subject to compliance with provisions of applicable law.

     Pursuant to the Company's Restated Code of Regulations (the "Regulations"), the Company's board of directors consists of fourteen members, divided into two classes of five members each and a third class of four members. The Regulations provide that the number of directors may be increased or decreased by action of the board of directors upon the majority vote of the board, but in no case shall the number of directors be fewer than nine or more than fourteen without an amendment approved by the affirmative vote of the holders of not less than 75% of the shares having voting power with respect to that proposed amendment. The Regulations require that any proposal to either remove a director during his term of office or to further amend the Regulations relating to the classification or removal of directors be approved by the affirmative vote of the holders of not less than 75% of the shares having voting power with respect to such proposal. The board of directors may fill any vacancy with a person who shall serve until the shareholders hold an election to fill the vacancy. The purpose of these provisions is to prevent directors from being removed from office prior to the expiration of their respective terms, thus protecting the safeguards inherent in the classified board structure unless dissatisfaction with the performance of one or more directors is widely shared by the Company's shareholders. These provisions could also have the effect of increasing from one year to two or three years (depending upon the number of Common Shares and Class B Common Shares held) the amount of time required for an acquiror to obtain control of the Company by electing a majority of the board of directors and may also make the removal of incumbent management more difficult and discourage or render more difficult certain mergers, tender offers, proxy contests, or other potential takeover proposals.

     The foregoing descriptions of the Common Shares, Class B Common Shares and Preferred Shares and the provisions relating to the Articles and Regulations are not complete and are qualified in their entirety by reference to the Articles and the Regulations, which are incorporated by reference into the Registration Statement of which this Prospectus is a part. See "Available Information."

TRANSFER AGENT AND REGISTRAR

     The Company's transfer agent and registrar for the Common Shares is Bank One, Indianapolis, NA, Indianapolis, Indiana.

                                  UNDERWRITING

    Upon the terms and subject to the conditions contained in the U.S. Underwriting Agreement dated the date hereof, each of the underwriters of the United States and Canadian offering of Common Shares named below (the "U.S. Underwriters"), for whom Smith Barney Inc., Goldman, Sachs & Co., Bear, Stearns & Co. Inc., and William Blair & Company are acting as Representatives (the "Representatives"), has severally agreed to purchase, and the Company has agreed to sell to each U.S. Underwriter, the number of Common Shares set forth opposite the name of such U.S. Underwriter.

                           U.S. UNDERWRITER                         NUMBER OF COMMON SHARES
     -------------------------------------------------------------  -----------------------
     Smith Barney Inc.............................................
     Goldman, Sachs & Co..........................................
     Bear, Stearns & Co. Inc......................................
     William Blair & Company......................................
                                                                           ---------
               Total..............................................         4,250,000
                                                                           =========

    Under the terms and subject to the conditions contained in the International Underwriting Agreement dated the date hereof, each of the managers of the concurrent international offering of Common Shares named below (the "Managers"), for whom Smith Barney Inc., Goldman Sachs International, Bear, Stearns International Limited, and William Blair & Company are acting as lead managers (the "Lead Managers"), has severally agreed to purchase, and the Company has agreed to sell to each Manager, the number of Common Shares set forth opposite the name of such Manager.

                                MANAGER                             NUMBER OF COMMON SHARES
     -------------------------------------------------------------  -----------------------
     Smith Barney Inc.............................................
     Goldman Sachs International..................................
     Bear, Stearns International Limited..........................
     William Blair & Company......................................
                                                                           ---------
               Total..............................................         1,000,000
                                                                           =========

     The obligations of the several U.S. Underwriters and Managers to pay for and accept delivery of the Common Shares are subject to approval of certain legal matters by counsel and to certain other conditions. The U.S. Underwriters and Managers are obligated to take and pay for all Common Shares offered hereby (other than those covered by the overallotment option described below) if any such Common Shares are taken.

     The Representatives and Lead Managers have advised the Company that the U.S. Underwriters and Managers propose to offer part of the Common Shares directly to the public at the public offering price set forth in the cover page of this Prospectus and part of the Common Shares to certain dealers at a price
which represents a concession not in excess of $          per Common Share under
the public offering price. Any U.S. Underwriter or Manager may allow, and such
dealers may reallow, a concession not in excess of $          per Common Share
to any other U.S. Underwriter or Manager, respectively, or to certain other dealers.

     The Company and certain of the Selling Shareholders have granted to the U.S. Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 787,500 additional Common Shares at the price to the public set forth on the cover page of this Prospectus minus the underwriting discounts and commissions. The overallotment option will be allocated among the Company and the following Selling Shareholders in the amount set forth opposite their names: Cardinal -- 266,949 Common Shares; Apollo Investment Fund, L.P. -- 251,934 Common Shares; Chemical Equity Associates -- 251,934 Common Shares; William L. Clifton, Jr. -- 4,285 Common Shares; James R. Clifton -- 3,952 Common Shares; and The Mary Lacy Clifton Separate Property Trust -- 8,446 Common Shares. To the extent that the overallotment option is exercised for less than 787,500 Common Shares, the option will be exercised pro rata among the Company and the foregoing Selling Shareholders. The U.S. Underwriters may exercise such option solely for the purpose of covering overallotments, if any, made in connection with the sales of the Common Shares offered hereby. To the extent such option is exercised, each U.S. Underwriter will be obligated, subject to certain conditions, to purchase approximately the same percentage of such additional Common Shares as the number of Common Shares set forth opposite each U.S. Underwriter's name in the preceding table bears to the total number of Common Shares listed in such table.

     Any offer of Common Shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the relevant province of Canada in which such offer is made.

     Each Manager has represented and agreed that (i) it has not offered or sold and will not offer or sell in the United Kingdom, by means of any document, any Common Shares other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent (except under circumstances that do not constitute an offer to the public within the meaning of the Companies Act 1985), (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Common Shares in, from, or otherwise involving, the United Kingdom, and (iii) it has only issued or passed on or will only issue or pass on to any person in the United Kingdom any investment document (within the meaning of the Financial Services Act 1986) relating to the Common Shares if that person is of the kind described in Article 9(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1988.

     No action has been or will be taken in any jurisdiction by the Company, any Selling Shareholder, or the Managers that would permit an offering to the general public of the Common Shares offered hereby in any jurisdiction other than the United States.

     Purchasers of the Common Shares offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of the purchase in addition to the offering price set forth on the cover page of this Prospectus.

     The Company and the Selling Shareholders (who will beneficially own after the Combined Offering 6,419,881 Common Shares, assuming no exercise by the U. S. Underwriters of the overallotment option and the conversion of all Class B Common Shares to Common Shares) have agreed that, for a period of 90 days from the date of this Prospectus, they will not, without the prior written consent of Smith Barney Inc., sell, contract to sell, or otherwise dispose of, any Common Shares, or any securities convertible into, or exercisable or exchangeable for, Common Shares, except under certain circumstances set forth in the U.S. Underwriting Agreement and the International Underwriting Agreement.

     In connection with the Combined Offering, certain U.S. Underwriters and the Managers or their respective affiliates who are qualifying registered market makers on the Nasdaq National Market, may engage in passive market-making transactions in the Common Shares of the Company on the Nasdaq National Market in accordance with Rule 10b-6A under the Exchange Act during the two-business-day period before commencement of offers or sales of the Common Shares. The passive market-making transactions must comply with applicable volume and price limits and be identified as such. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for the security; if all independent bids are lowered below the passive market-maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

     The Company, the U.S. Underwriters and the Managers have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

     The U.S. Underwriters and the Managers have entered into an Agreement between U.S. Underwriters and Managers pursuant to which each U.S. Underwriter has agreed that, as part of the distribution of 4,250,000 Common Shares offered in the U.S. Offering (i) it is not purchasing any such Common Shares for the account of anyone other than a U.S. or Canadian Person and (ii) it has not offered or sold, and will not offer, sell, resell or deliver, directly or indirectly, any of such Common Shares or distribute any prospectus relating to the U.S. Offering outside the United States or Canada or to anyone other than a U.S. or Canadian Person. In addition, each Manager has agreed that as part of the distribution of the 1,000,000 Common Shares offered in the International Offering (i) it is not purchasing any such Common Shares for the account of any U.S. or Canadian Person and (ii) it has not offered or sold, and will not offer, sell, resell or deliver, directly or indirectly, any of such Common Shares or distribute any prospectus relating to the International Offering in the United States or Canada or to any U.S. or Canadian Person. Each U.S. Underwriter and Manager has also agreed that it will offer to sell Common Shares only in compliance with all relevant requirements of any applicable laws.

     The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the U.S. Underwriting Agreement, the International Underwriting Agreement and the Agreement between U.S. Underwriters and Managers including, (i) certain purchases and sales between the U.S. Underwriters and the Managers, (ii) certain offers, sales, resales, deliveries or distributions to or through investment advisors or other persons exercising investment discretion, (iii) purchases, offers or sales by a U.S. Underwriter who is also acting as a U.S. Underwriter, and (iv) other transactions specifically approved by the Representatives and the Lead Managers. As used herein, "U.S. or Canadian Person" means any resident or national of the United States or Canada, any corporation, partnership or other entity created or organized in or under the laws of the United States or Canada or any estate or trust the income of which is subject to United States or Canadian income taxation regardless of the source of its income (other than the foreign branch of any U.S. or Canadian Person), and includes any United States or Canadian branch of a person other than a U.S. or Canadian Person.

                                 LEGAL MATTERS

     Certain legal matters in connection with the offering of the Common Shares will be passed upon for the Company by Baker & Hostetler, Columbus, Ohio. Michael E. Moritz, a director of the Company, is a partner of Baker & Hostetler and is the beneficial owner of 544,566 Common Shares. Certain legal matters in connection with the Common Shares offered hereby will be passed upon for the Underwriters by Davis Polk & Wardwell. Certain legal matters in connection with the Common Shares offered hereby will be passed upon for certain of the Selling Shareholders by Wachtell, Lipton, Rosen & Katz.

                                    EXPERTS

     The consolidated financial statements of the Company and its consolidated subsidiaries, except Whitmire Distribution Corporation, as of March 31, 1993 and 1992 and for each of the three years in the period ended March 31, 1993, incorporated in this Prospectus by reference from the Company's Current Report on Form 8-K dated February 11, 1994 have been audited by Deloitte & Touche LLP as stated in their report which is incorporated herein by reference (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the change in the method of accounting for income taxes). The financial statements of Whitmire Distribution Corporation (consolidated with those of the Company in the consolidated financial statements) have been audited by Arthur Andersen & Co., as stated in its report which is incorporated herein by reference from the Company's Current Report on Form 8-K dated February 11, 1994. Such consolidated financial statements of the Company and its consolidated subsidiaries are incorporated by reference herein in reliance upon the respective reports of such firms given upon their authority as experts in accounting and auditing. Both of the foregoing firms are independent auditors.

- ------------------------------------------------------
- ------------------------------------------------------

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        -----
Available Information................       2
Incorporation of Certain Documents by
  Reference..........................       2
The Company..........................       3
Use of Proceeds......................       6
Market Price and Dividend Data.......       6
Capitalization.......................       7
Selected Consolidated Financial
  Information........................       8
Selling Shareholders.................      10
Description of Capital Stock.........      13
Underwriting.........................      15
Legal Matters........................      17
Experts..............................      18

- ------------------------------------------------------
- ------------------------------------------------------

- ------------------------------------------------------
- ------------------------------------------------------
                                5,250,000 SHARES
                                     [Logo]
                                 COMMON SHARES

                         ------------------------------
                                   PROSPECTUS
                                            , 1994
                         ------------------------------
                               SMITH BARNEY INC.

                              GOLDMAN, SACHS & CO.

                            BEAR, STEARNS & CO. INC.

                            WILLIAM BLAIR & COMPANY
- ------------------------------------------------------
- ------------------------------------------------------

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]


***************************************************************************
*                                                                         *
*             SUBJECT TO COMPLETION, DATED AUGUST 17, 1994                *
*                                                                         *
*  INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT.    *
*  A  REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS             *
*  BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE          *
*  SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO  *
*  THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS            *
*  PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION   *
*  OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN  *
*  ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL  *
*  PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF    *
*  ANY SUCH STATE.                                                        *
*                                                                         *
***************************************************************************




PROSPECTUS
                                5,250,000 SHARES

                                     [LOGO]

                                 COMMON SHARES
                               ------------------
     Of the 5,250,000 Common Shares offered hereby, 1,600,000 are being sold by Cardinal Health, Inc. ("Cardinal" or the "Company") and 3,630,000 are being sold by certain shareholders of the Company (the "Selling Shareholders"). See "Selling Shareholders." The Company will not receive any of the proceeds from the sale of Common Shares by the Selling Shareholders. Of the 5,250,000 Common Shares being offered, 1,000,000 are being offered hereby in an international offering outside of the United States and Canada (the "International Offering") by the Managers (as defined herein) and 4,250,000 Common Shares are being offered in a concurrent offering in the United States and Canada (the "U.S. Offering" and, together with the International Offering, the "Combined Offering") by the U.S. Underwriters (as defined herein). See "Underwriting."

     Application has been made to list the Common Shares on the New York Stock Exchange under the symbol "CAH." Currently the Common Shares are quoted on the Nasdaq National Market under the symbol "CDIC." On August 16, 1994, the last reported sale price for the Company's Common Shares on the Nasdaq National Market was $38.75 per share.
                               ------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
       THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
           SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
               ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                      TO THE CONTRARY IS A CRIMINAL OFFENSE.

- ---------------------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------------------
                                                         UNDERWRITING                      PROCEEDS TO
                                          PRICE TO      DISCOUNTS AND     PROCEEDS TO        SELLING
                                           PUBLIC       COMMISSIONS(1)     COMPANY(2)      SHAREHOLDERS
- ---------------------------------------------------------------------------------------------------------
Per Share                                    $                $                $                $
- ---------------------------------------------------------------------------------------------------------
Total                                        $                $                $                $
- ---------------------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------------------

(1) The Company and the Selling Shareholders have agreed to indemnify the Managers against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses of the Combined Offering payable by the Company, estimated at $400,000.
(3) The Company and certain of the Selling Shareholders have granted the U.S. Underwriters an option, exercisable within 30 days after the date hereof, to purchase up to 787,500 additional Common Shares for sale in the U.S. Offering only on the same terms per share solely for the purpose of covering overallotments, if any. If the U.S. Underwriters exercise such option in full, the Price to Public, Underwriting Discounts and Commissions, Proceeds
    to Company and Proceeds to Selling Shareholders will be $        ,
    $        , $        , and $        , respectively. See "Underwriting."
                               ------------------

     The Common Shares are offered by the several Managers when, as and if delivered to and accepted by them and subject to their right to reject orders in whole or in part. It is expected that the Common Shares will be available for delivery at the offices of Smith Barney Inc., 388 Greenwich Street, New York, New York 10013 or through the facilities of the Depository Trust Company, on or
about             , 1994.
                               ------------------
SMITH BARNEY INC.
                  GOLDMAN SACHS INTERNATIONAL
                                  BEAR, STEARNS INTERNATIONAL LIMITED
                                               WILLIAM BLAIR & COMPANY
            , 1994

                [ALTERNATIVE PAGE FOR INTERNATIONAL PROSPECTUS]

- ------------------------------------------------------
- ------------------------------------------------------

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        -----
Available Information................       2
Incorporation of Certain Documents by
  Reference..........................       2
The Company..........................       3
Use of Proceeds......................       6
Market Price and Dividend Data.......       6
Capitalization.......................       7
Selected Consolidated Financial
  Information........................       8
Selling Shareholders.................      10
Description of Capital Stock.........      13
Underwriting.........................      15
Legal Matters........................      17
Experts..............................      18

- ------------------------------------------------------
- ------------------------------------------------------

- ------------------------------------------------------
- ------------------------------------------------------
                                5,250,000 SHARES
                                     [Logo]
                                 COMMON SHARES

                         ------------------------------
                                   PROSPECTUS
                                            , 1994
                         ------------------------------
                               SMITH BARNEY INC.

                                 GOLDMAN SACHS
                                 INTERNATIONAL

                                 BEAR, STEARNS
                             INTERNATIONAL LIMITED

                            WILLIAM BLAIR & COMPANY
- ------------------------------------------------------
- ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The fees and expenses in connection with the issuance and distribution of the securities being registered are as follows:

     Registration Fee -- Securities and Exchange Commission..........................  $ 80,154
     NASD Fee........................................................................    23,744
     Accounting Fees and Expenses*...................................................    50,000
     Blue Sky Fees and Expenses (including related fees and expenses of counsel)*....    15,000
     Legal Fees and Expenses*........................................................    70,000
     Printing Expenses*..............................................................   120,000
     Miscellaneous Expenses*.........................................................    41,102
                                                                                       --------
               TOTAL.................................................................  $400,000
                                                                                       ========

- ---------------

* Estimated

ITEM 15.  INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Section 1701.13(E) of the Ohio Revised Code sets forth conditions and limitations governing the indemnification of officers, directors, and other persons.

     Article 6 of the Regulations contains certain indemnification provisions adopted pursuant to authority contained in Section 1701.13(E) of the Ohio Revised Code. The Regulations provide for the indemnification of its officers, directors, employees, and agents against all expenses with respect to any judgments, fines, and amounts paid in settlement, or with respect to any threatened, pending, or completed action, suit, or proceeding to which they were or are parties or are threatened to be made parties by reason of acting in such capacities, provided that it is determined, either by a majority vote of a quorum of disinterested directors of the Company or the shareholders of the Company or otherwise as provided in Section 1701.13(E) of the Ohio Revised Code, that (a) they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interest of the Company; (b) in any action, suit, or proceeding by or in the right of the Company, they were not, and have not been adjudicated to have been, negligent or guilty of misconduct in the performance of their duties to the Company; and (c) with respect to any criminal action or proceeding, that they had no reasonable cause to believe that their conduct was unlawful. Section 1701.13(E) provides that to the extent a director, officer, employee, or agent has been successful on the merits or otherwise in defense of any such action, suit, or proceeding, he shall be indemnified against expenses reasonably incurred in connection therewith. At present there are no material claims, actions, suits, or proceedings pending where indemnification would be required under these provisions, and the Company does not know of any such threatened claims, actions, suits, or proceedings which may result in a request for such indemnification.

     The Company has entered into indemnification contracts with each of its directors and executive officers. These contracts generally: (i) confirm the existing indemnity provided to them under the Regulations and assure that this indemnity will continue to be provided; (ii) provide that if the Company does not maintain directors' and officers' liability insurance, the Company will, in effect, become a self-insurer of the coverage; and (iii) provide that, in addition, the directors and officers shall be indemnified to the fullest extent permitted by law against all expenses (including legal fees), judgments, fines, and settlement amounts paid or incurred by them in any action or proceeding, including any action by or in the right of the Company, on account of their service as a director, officer, employee, or agent of the Company or at the request of the Company as a director, officer, employee, or agent of another corporation or enterprise. Coverage under the contracts is excluded: (A) on account of conduct which is finally adjudged to be knowingly fraudulent, deliberately dishonest, or willful misconduct; or (B) if a final court of adjudication shall determine that such indemnification is not lawful; or (C) in respect of any suit in which judgment is rendered for violations of Section 16(b) of the Securities and Exchange Act of 1934, as amended, or similar provisions of any federal, state, or local statutory law; or (D) on account of any remuneration paid which is finally adjudged to have been in violation of law; or (E) as to officers who are not directors, with respect to any act or omission which is finally adjudged to have been a violation, other than in good faith, of Cardinal's Standards of Business Conduct of which the officer then most recently has received written notice. The indemnification agreements are applicable to claims asserted after their effective date, whether arising from acts or omissions occurring before or after their effective date, and associated legal expenses.

ITEM 16.  EXHIBITS

EXHIBIT
NUMBER                                               DESCRIPTION
- -------        ---------------------------------------------------------------------------------------
     1         Forms of Underwriting Agreements (to be filed by amendment)
   4.1       * Amended and Restated Articles of Incorporation, as amended, of the Company
   4.2       * Restated Code of Regulations of the Company
   4.3      ** Registration Rights Agreement dated as of October 11, 1993, as amended, among Cardinal, the Whitmire Stockholders and Robert D. Walter
     5         Opinion of Baker & Hostetler
  23.1         Consent of Deloitte & Touche LLP
  23.2         Consent of Arthur Andersen & Co.
  23.3         Consent of Baker & Hostetler (contained in Exhibit 5)
    24         Powers of Attorney (included at page II --3)

- ---------------

 * Incorporated by reference from Exhibits 3.01 and 3.02, respectively, of the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1994, filed with the Commission on May 11, 1994.

** Incorporated by reference from Exhibit 4.03 of the Company's Registration
   Statement on Form S-4 (No. 33-51581), filed with the Commission on December 21, 1993.


ITEM 17.  UNDERTAKINGS

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended (the "Securities Act"), each filing of the Registrant's annual report pursuant to
Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person of the Registrant in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against the public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Columbus, State of Ohio, on August 16, 1994.

                                      CARDINAL HEALTH, INC.

                                      By: /s/  ROBERT D. WALTER

                                        ----------------------------------------

                                      Title: Chairman and Chief Executive
                                             Officer
                                             (principal executive officer)

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert D. Walter, George H. Bennett, Jr. and James V. Wulf and each of them, severally, as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, on his behalf and in any and all capacities, to sign any and all pre-or post-effective amendments to this Registration Statement, and to file the same with all exhibits thereto, and all applications and other documents relating thereto, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, and each of them, full power and authority to do and perform each and every act and thing whatsoever which any such attorney or substitute may deem necessary or advisable to be done or performed in connection with any or all of the above-described matters, in and about the premises, as fully as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any one of them, or their or his substitutes may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on August 16, 1994.

                  SIGNATURE                                             TITLE
- ---------------------------------------------    ----------------------------------------------------
/s/  ROBERT D. WALTER                            Chairman and Chief Executive Officer
- ---------------------------------------------    (principal executive officer)
Robert D. Walter
/s/  DAVID BEARMAN                               Executive Vice President and Chief Financial Officer
- ---------------------------------------------    (principal financial officer and principal
David Bearman                                    accounting officer)
/s/  MITCHELL J. BLUTT, M.D.                     Director
- ---------------------------------------------
Mitchell J. Blutt, M.D.
/s/  JOHN F. FINN                                Director
- ---------------------------------------------
John F. Finn
/s/  ROBERT L. GERBIG                            Director
- ---------------------------------------------
Robert L. Gerbig
/s/  MICHAEL S. GROSS                            Director
- ---------------------------------------------
Michael S. Gross
/s/  JOHN F. HAVENS                              Director
- ---------------------------------------------
John F. Havens

                  SIGNATURE                                             TITLE
- ---------------------------------------------    ----------------------------------------------------
/s/  JAMES L. HESKETT                            Director
- ---------------------------------------------
James L. Heskett
/s/  JOHN C. KANE                                Director
- ---------------------------------------------
John C. Kane
/s/  GEORGE R. MANSER                            Director
- ---------------------------------------------
George R. Manser
/s/  JOHN B. MCCOY                               Director
- ---------------------------------------------
John B. McCoy
/s/  MICHAEL E. MORITZ                           Director
- ---------------------------------------------
Michael E. Moritz
/s/  JERRY E. ROBERTSON                          Director
- ---------------------------------------------
Jerry E. Robertson
/s/  L. JACK VAN FOSSEN                          Director
- ---------------------------------------------
L. Jack Van Fossen
/s/  MELBURN G. WHITMIRE                         Director
- ---------------------------------------------
Melburn G. Whitmire

                                 EXHIBIT INDEX

EXHIBIT                                               EXHIBIT
NUMBER                                              DESCRIPTION
- ------
    1         Form of Underwriting Agreement (to be filed by amendment)
  4.1       * Amended and Restated Articles of Incorporation, as amended, of the Company
  4.2       * Restated Code of Regulations of the Company
  4.3      ** Registration Rights Agreement, dated as of October 11, 1993, as amended, among Cardinal, the Whitmire Stockholders and Robert D. Walter
    5         Opinion of Baker & Hostetler
 23.1         Consent of Deloitte & Touche LLP
 23.2         Consent of Arthur Andersen & Co.
 23.3         Consent of Baker & Hostetler (included in Exhibit 5)
   24         Powers of Attorney (included at page II-3)
    *         Incorporated by reference from Exhibits 3.01 and 3.02, respectively, of the Company's
              Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1994, filed with the Commission on May 11, 1994.
   **         Incorporated by reference from Exhibit 4.03 of the Company's Registration Statement on
              Form S-4 (No. 33-51581), filed with the Commission on December 21, 1993.